Exhibit 99.1

Silver Elephant New Discovery: Drill Intercept 4.0 meters grading 393 g/t silver, 3.79% lead, 0.88% zinc (518 g/t AgEq) at Pero target within Pulacayo Project

Vancouver, British Columbia, January 27, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce the initial drill results from the Pero discovery within its Pulacayo silver lead zinc project in Bolivia.

Pero covers approximately 250 x 150 meters and is located to the southeast of the Pulacayo deposit that contains a NI43-101 compliant resource of 70.2Moz Ag, 904Mlbs Zn, and 386Mlbs Pb in the indicated resource category (see Company’s press release on October 13, 2020).

A summary of results is tabulated below:

BHID	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
PUD285	30.6	44.6	14.0	43	0.19	0.02	46
PUD 285	143.0	191.0	48.0	10	0.11	0.17	23
PUD 286	99.0	124.0	25.0	18	0.33	0.09	32
PUD 286	148.0	152.0	4.0	393	3.79	0.88	518
PUD 286	174.0	183.0	9.0	20	0.13	0.05	25
PUD 287	56.0	78.0	22.0	43	0.23	0.02	48
PUD 287	127.0	139.0	12.0	15	0.01	0.01	15

*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length.

These promising results indicate that a structural displacement of the main east-west Tajo vein system (featured at the Pulacayo deposit) has occurred at the east extension, whereby the mineralization appears to have been truncated and shifted by as much as 100 meters to the south.

PUD285 was collared approximately 100 meters southeast of the Pulacayo mineral resource estimate envelope (Pulacayo MRE). The hole was drilled from north to south and encountered both 14 meters of shallow mineralization within 30 meters of surface, and 48 meters of broad mineralization to the end-of-hole. Mineralization remains open at depth and represents a previously undiscovered silver-bearing zone in the geological model. Interestingly anomalous copper and gold were also found in the PUD285 results coinciding with the new zone.

PUD286, was collared on the southern edge of Pulacayo MRE and drilled further southward. PUD 286 encountered a previously unknown high-grade mineralized zone from 148 meters to 152 meters, which is least 50 meters south of Pulacayo MRE. Previous drillings in this area were from the south (of Pulacayo MRE) to the north to intercept projected Tajo vein at depth.

PUD287 was drilled in between PUD285 and PUD 286 which are 470 meters apart.

The Pulacayo technical team is greatly encouraged by both PUD285 and PUD286. PUD285 features a newfound and broadest mineralized zone east of Pulacayo MRE and is open in all directions. The PUD286 high grade intercept from 148m to 152m may be part of the Tajo vein system albeit shifted southward by faulting. The appearance of PUD286 high-grade drilled core closely resembles that of other high grade Pulacayo drilled core (e.g. PUD118 which intercepted 10 meters of 1,248g/t Ag between 174m to 184m and is 500 meters northwest of PUD286).

The Tajo vein system generally exhibits the highest grades from 300-400 meters downhole based on results from 73,622 meters of drilling, the team is optimistic the best of Pero is yet to be seen at depth.

The Company still awaits the assay results of the final drill hole (PUD288) which concludes the 4-hole, 945-meter drill program at Pero. Results from PUD 288 is expected by late February along with the initial drill assay results from the Company’s Sunawayo project where the start of drilling was announced on January 21, 2021.

The Company plans to begin a geophysical survey over Pero in Q1 2021 to define potential anomalies in-and-around these newly discovered mineralized zones to help formulate the next set of drill targets on the project.

Pero maps are available at www.silverelef.com.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates, including lab duplicates and standards, are analyzed using scatterplots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation. They are then shipped for analysis to ALS Global laboratories in Lima, Peru. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all the requirements of the International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core were split in half by a diamond-blade masonry saw. One half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. All the core is geotechnically analyzed and photographed and then logged by geologists prior to sampling.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company of energy metals.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.